FORM 4
[X]Check box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).

		     U.S. SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549

		  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
	     Section 30(f) of the Investment Company Act of 1940

-----------------------------------------------------------------------------
1. Name and Address of Reporting Person
Siegel                     Ann                  L.
(Last)                   (First)             (Middle)
	      c/o Chris-Craft Industries, Inc.
	       767 Fifth Avenue, 46th Floor
			(Street)
New York                   NY                 10153
(City)                   (State)               (Zip)

-----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

  Chris-Craft Industries, Inc. (CCN)
----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)
-----------------------------------------------------------------------------
4. Statement of Month/Year

   2/97
-----------------------------------------------------------------------------
5. If Amendment, Date or Original (Month/Year)
-----------------------------------------------------------------------------
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

	      Director                             x      10% Owner
  ----------                                   ----------
	      Officer (give title below)                   Other
  ----------                                   ---------- (specify
	Chairman                                            below)
------------------------------------------------------------------------------
7. Individual or Joint/Group Filing
   X  Form filed by one Reporting Person
  ---
      Form filed by more than one Reporting Person
  ---
------------------------------------------------------------------------------
Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned

1. Title of security     2.Transaction     3.Transaction      4.Securities       5.Amount of         6.Ownership     7.Nature of
   (Inst.3)                Date              Code               Acquired (A)       Securities          Form:           Indirect
			  (Month/Day/Year)   (Instr. 8)         or Disposed        Beneficially        Direct (D)      Beneficial
							       of (D) (Instr.     Owned at End        Indirect (I)    or Ownership
					     Code   V           3,4, and 5)        of Month           (Instr. 4)      (instr. 4)
										  (Instr. 3 and 4)
							    Amount    (A)  Price
								       or
								      (D)
Convertible Preferred
  Stock                   1/23/97            C       V      5,000     D    --       151,811          I               By husband
										    65,944           D
Common Stock              1/23/97            C       V      53,204    A    --                        I               By husband
			  1/31/97            G       V      100       D    --       79,212           I               By husband
Class B Common Stock      1/23/97            C       V      106,409   A    --                        I               By husband
			  2/18/97            J*      V      583,300   A    --       689,709          I               By husband
										    490,531          I               By trust

-----------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM  4 (Continued)         Table II-Derivative Securities Acquired, Disposed
				    of, or Beneficially Owned
				      (e.g. puts, calls, warrants, options, convertible securities)


 1. Title of      2.   Conversion or     3. Transaction  4.Transaction  5. Number of        6.Date
    Derivative         Exercise Price       Date           Code (Instr.    Derivative         Exercisable
    Security           of Derivative        (Month/        8)              Securities         and Expiration
    (Instr.3)          Security             Day/Year)                      Acquired (A)       Date
									   or Disposed        (Month/Day/Year)
									   (D) (Instr.3,
									   4 and 5)

									  (A)      (D)        Date      Expiration



 7.Title and           8.Price of             9.Number of            10.Ownership     11.Nature
   Amount of             Derivative             Derivative              Form of          of
   Underlying            Security               Securities              Derivative       Indirect
   Securities            (Instr. 5)             Beneficially            Security:        Beneficial
   (Instr.3                                     Owned at End            Direct (D)       Ownership
   and 4)                                       of Year                 or               (Instr.4)
						(Instr.4)               Indirect (I)
									(Instr.4)
  Title     Number
	    of Shares



Explanation of Responses:
* This reports a change of indirect ownership of shares held by the reporting person, as trustee with her husband, to indirect ownership, by her husband, resulting from a distribution from the trust to her husband pursuant to the terms of the trust.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

 /s/  Ann L. Siegel                          February 28, 1997
-------------------------------------        -----------------
   **Signature of Reporting Person                  Date